Exhibit 23.2

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the reference to our firm under the caption “Experts” in the Registration Statement (Form S-3ASR No. 333-00000) and related Prospectus of Sangamo BioSciences, Inc. for the registration of common stock, preferred stock, debt securities, warrants to purchase common stock and warrants to purchase preferred stock and to the incorporation by reference therein of our reports dated February 24, 2014, with respect to the consolidated financial statements and the effectiveness of internal control over financial reporting of Sangamo BioSciences, Inc., included in its Annual Report (Form 10-K) for the year ended December 31, 2013, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

San Jose, California

February 24, 2014